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                            May 18, 2023

       Eva Yuk Yin Siu
       Chairlady of the Board & CEO
       Neo-Concept International Group Holdings Ltd
       10/F, Seaview Centre
       No.139-141 Hoi Bun Road
       Kwun Tong
       Kowloon, Hong Kong

                                                        Re: Neo-Concept
International Group Holdings Ltd
                                                            Amendment No. 3 to
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted May 8,
2023
                                                            CIK Number
0001916331

       Dear Eva Yuk Yin Siu:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amended Draft Registration Statement

       Risk Factors
       If the Chinese government chooses to exert more oversight and control over offerings..., page 19

   1. We note your disclosure on page 20 that you understand that the Group is not required to complete filing
procedures with the CSRC. Please revise to expand your disclosure here and on the cover page
to provide support for this conclusion. Noting your statement on page 128 that certain
legal matters as to Hong Kong law will be passed upon for you by
                                                        CFN Lawyers, please
address whether you have reached your conclusion based on
 Eva Yuk Yin Siu
Neo-Concept International Group Holdings Ltd
May 18, 2023
Page 2
         discussions with counsel. In addition, please have CFN Lawyers file an opinion regarding
         Hong Kong legal matters.
Related Party Transactions, page 93

2. We note your response to comment 1 and reissue. Please update your disclosure to reflect any transactions with related parties up to the date of the prospectus. Refer to Part I, Item
         4.a. of Form F-1 and Part I, Item 7.B. of Form 20-F.
       You may contact Mindy Hooker at 202-551-3732 or Martin James at 202-551-3671 if
you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 with any other questions.



FirstName LastNameEva Yuk Yin Siu                   Sincerely,
Comapany NameNeo-Concept International Group Holdings Ltd
                                                    Division of Corporation
Finance
May 18, 2023 Page 2                                 Office of Manufacturing
FirstName LastName